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Exhibit

Exhibit Description

99.1 Announcement on 2025/08/06: To announce the registration of capital reduction due to cancellation of the RSA

99.2 Announcement on 2025/08/12: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce important resolutions of the 2025 Extraordinary Shareholders’ Meeting

99.3 Announcement on 2025/08/12: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the election of one board member

99.4 Announcement on 2025/08/12: Represent major subsidiary USCXM to announce Extraordinary Shareholders’ Meeting Resolution to release the new director from non-competition restrictions

99.5 Announcement on 2025/08/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2025/08/05

2. Date of completion of capitalization change registration: 2025/08/05

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,565,077,040; the shares outstanding are 12,556,507,704 shares; book value per share is NT$26.83

(2) After the capital reduction: The paid-in capital is NT$125,563,274,190; the shares outstanding are 12,556,327,419 shares; book value per share is NT$26.83

Note: Net worth per share was calculated based on the consolidated financial statements for the second quarter of 2025 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.2

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce important resolutions of the 2025 Extraordinary Shareholders’ Meeting

1. Date of the special shareholders meeting: 2025/08/12

2. Important resolutions:

(1) Election of one board member

(2) Release the director from non-competition restrictions

3. Any other matters that need to be specified: None

Exhibit 99.3

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the election of one board member

1. Date of occurrence of the change: 2025/08/12

2. Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): natural-person director

3. Title and name of the previous position holder: Not applicable

4. Resume of the previous position holder: Not applicable

5. Title and name of the new position holder: Director, LIN, WEI-SHENG

6. Resume of the new position holder:

Associate Vice President of United Microelectronics Corporation

7. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): new appointment

8. Reason for the change: Election of one board member

9. Number of shares held by the new position holder when elected: Not applicable

10. Original term (from __________ to __________): 2024/04/22~2027/04/21

11. Effective date of the new appointment: 2025/08/12

12. Turnover rate of directors of the same term: 1/5

13. Turnover rate of independent directors of the same term: Not applicable

14. Turnover rate of supervisors of the same term: Not applicable

15. Change in one-third or more of directors (Please enter “Yes” or “No”): No

16. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.4

Represent major subsidiary USCXM to announce Extraordinary Shareholders’ Meeting Resolution to release the new director from non-competition restrictions

1. Date of the shareholders meeting resolution: 2025/08/12

2. Name and title of the director with permission to engage in competitive conduct:

Director, LIN, WEI-SHENG

3. Items of competitive conduct in which the director is permitted to engage:

Associate Vice President, United Microelectronics Corporation

Director, He Jian Technology (Suzhou) Co., Ltd.

4. Period of permission to engage in the competitive conduct: During the tenure of serving as a director of United Semiconductor (Xiamen) Co., Ltd.

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act): Unanimously passed by all attending shareholders

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below):

Director, LIN, WEI-SHENG

7. Company name of the mainland China area enterprise and the director’s position in the enterprise:

He Jian Technology (Suzhou) Co., Ltd., Director

8. Address of the mainland China area enterprise: No.333 Xinghua Street, Suzhou Industrial Park

9. Operations of the mainland China area enterprise: Manufacturing and sales of integrated circuits

10. Impact on the company’s finance and business: None

11. If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: Not applicable

12. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

For the month of July, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2025	Number of shares as of July 31, 2025	Changes
Vice President Vice President	Francia Hsu Eric Chen	778,200 876,200	768,200 1,476,200	(10,000) 600,000
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2025	Number of shares as of July 31, 2025	Changes
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